UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) January 10, 2024

UC Asset LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 Peachtree Street, NE, Atlanta, GA 30308

(Full mailing address of principal executive offices)

470-475-1035

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Units

INFORMATION TO BE INCLUDED IN THE REPORT

Item 9.	Other Events

On January 29, 2024, the general partner of our company made the following amendment to our share repurchase program which was last approved on January 10, 2024, with the intention to be in compliance with Rule 10b-18 ("Safe Harbor" for Issuer Repurchases) of the Security Act:

The general partner of our company has authorized and approved a share repurchase program of our current outstanding common units, over a period of 12 months, through open market purchases, for an unspecific total amount no more than the net income of the company during the fiscal year of 2023 over 12 months, at unspecific prices no more than the higher one of 1) the highest current independent published bid; OR 2) the last independent transaction price, displayed on the OTC Market quoting platform. Furthermore, in consideration of the limited daily trading volume of our share, repurchase may be effected once a week as a block purchase.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset LP
(Exact name of issuer as specified in its charter)

By:	/s/ Larry Xianghong Wu
Name:	Larry Xianghong Wu
Title:	Managing Member of General Partner

Date 01/29/2024

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